Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

July 1, 2015

PROTECT THE VALUE OF YOUR INVESTMENT — VOTE 'FOR' THE AMALGAMATION AGREEMENT WITH AXIS CAPITAL

PartnerRe’s Merger with AXIS Capital is the Most Compelling Opportunity to
Create Superior Long-Term ValueEXOR’s

Offer is Far Below an Appropriate Price and Presents Significant Risks for Shareholders

Dear PartnerRe Shareholder:

We urge you to protect the value of your investment in PartnerRe by voting 'FOR' the value-enhancing amalgamation agreement with AXIS Capital using the WHITE proxy card today.

The combination with AXIS Capital – a highly complementary strategic partner – creates compelling value and continuity of interest for PartnerRe shareholders.

Merger with AXIS Capital: Significant Benefits to PartnerRe Shareholders

✓	Outstanding strategic fit

✓	Stronger combined balance sheet

✓	Increased equity base

✓	Enhanced, more stable earnings

Compelling Opportunity to Create Superior Value for You

Over the past several years, PartnerRe’s Board has taken proactive steps to best position the Company for the long term, including extensively evaluating all strategic alternatives. The resulting merger with AXIS Capital is the clear best path for PartnerRe investors.

While PartnerRe has a strong foundation to continue as a standalone company, the merger with AXIS Capital would create an even stronger, world-leading reinsurance and insurance company with immense value potential gained through:

✓	Combined franchise strengths

✓	Significant capital efficiencies

✓	Highly achievable operational synergies

✓	Greater growth potential

EXOR’s Inferior Offer Significantly Undervalues PartnerRe

In contrast, an uncertain and opportunistic offer from the Italian investment company EXOR to acquire PartnerRe at a price of $137.50 per share is not in your best interest and is simply NOT a viable alternative.

EXOR’s offer does not recognize the strength of PartnerRe and the value of its franchise and future prospects. To be clear: this price does not pay you the full, intrinsic value of your investment. Do not be misled by EXOR’s rhetoric – they are simply attempting to take over your company without adequately compensating you.

It is important to remember that EXOR’s unsolicited offer is not an actionable alternative to PartnerRe’s combination with AXIS Capital on its current price and terms – a vote against the AXIS Capital transaction is not a vote for a transaction with EXOR. EXOR’s acquisition of PartnerRe at the current price and terms will NOT be consummated just because PartnerRe shareholders fail to approve the merger with AXIS Capital. In contrast, the merger with AXIS Capital represents a real opportunity available to shareholders now to create superior value for your shares.

YOUR VOTE COUNTS

We urge you to vote today – by phone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided

Please simply discard any Gold proxy card sent to you by EXOR.

We thank you for your continued support, and we look forward to continuing to deliver outstanding value to you in the future.

Respectfully,
The Board of Directors of PartnerRe Ltd.

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the WHITE proxy card,

or need additional assistance, please contact the firm

assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

(877) 825-8971 (Toll-free from the U.S. and Canada)

+1-412-232-3651 (From other locations)

IMPORTANT

We urge you NOT to sign any Gold proxy card sent to you by EXOR.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a

definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.